UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34332 / July 15, 2021

_____

In the Matter of

ICAPITAL KKR PRIVATE MARKETS FUND
ICAPITAL REGISTERED FUND ADVISER LLC

60 East 42nd Street
New York, NY 10165

STEPSTONE GROUP LP
STEPSTONE GROUP REAL ESTATE LP
STEPSTONE AMP (GP), LLC
STEPSTONE ATLANTIC (GP), L.P.
STEPSTONE CAPITAL III (GP), LLC
STEPSTONE EUROPEAN FUND GP S.À R.L.
STEPSTONE FERRO (GP), LLC
STEPSTONE K OPPORTUNITIES (GP), LLC
STEPSTONE SECONDARIES II (GP), LLC
STEPSTONE SECONDARIES III (GP), S.À R.L.
STEPSTONE SECONDARIES III (GP), LLC
STEPSTONE UWF SECONDARIES (GP), L.P.
STEPSTONE KF (GP), LLC
STEPSTONE NPS SIERA (GP), LLC
STEPSTONE NPS PE (GP), LLC
STEPSTONE RIVAS (GP), LLC
STEPSTONE FSS (GP), LLC
STEPSTONE PIONEER CAPITAL I, L.P.
STEPSTONE PIONEER CAPITAL BUYOUT FUND I, L.P.
STEPSTONE MEZZANINE PARTNERS I-A L.P.
STEPSTONE PRIVATE EQUITY PARTNERS II L.P.
STEPSTONE MASTERS III L.P.
STEPSTONE PIONEER CAPITAL BUYOUT FUND II, L.P.
STEPSTONE PIONEER CAPITAL II, L.P.
T.F. CAPITAL INVESTORS II L.P.
STEPSTONE PA TAP FUND I, LP
STEPSTONE-SYN INVESTMENTS, L.L.L.P.
STEPSTONE PIONEER OPPORTUNITIES FUND, L.P.
STEPSTONE PIONEER OPPORTUNITIES FUND II, L.P.
STEPSTONE PRIVATE EQUITY PARTNERS III L.P.
LATIN AMERICA OPPORTUNITIES (DELAWARE) L.P.

STEPSTONE PIONEER CAPITAL III, L.P.
EUROPE ENTERPRISE III ONSHORE L.P.
ASIA ENTERPRISE II ONSHORE LLC
STEPSTONE PRIVATE EQUITY PARTNERS L.P.
STEPSTONE MASTERS IV L.P.
STEPSTONE CAPITAL PARTNERS IV, L.P.
STEPSTONE XL OPPORTUNITIES FUND II-B, L.P.
TERRACE INVESTMENT HOLDINGS SMF, LLC
SUNSTONE PE OPPORTUNITIES FUND, LLC
STEPSTONE AP OPPORTUNITIES FUND, L.P.
CAPITOL PRIVATE OPPORTUNITIES III LP
CAPITOL PRIVATE OPPORTUNITIES III (PARALLEL) LP
STEPSTONE SECONDARY OPPORTUNITIES FUND IV, L.P.
STEPSTONE PRIVATE EQUITY PARTNERS OFFSHORE L.P.
ASIA ENTERPRISE II OFFSHORE L.P.
STEPSTONE MEZZANINE PARTNERS (OFFSHORE) I-A L.P.
STEPSTONE INTERNATIONAL INVESTORS II-G, L.P.
STEPSTONE INTERNATIONAL INVESTORS II, L.P.
STEPSTONE MASTERS III OFFSHORE L.P.
MBKP NORTH ASIAN OPPORTUNITIES PARTNERS OFFSHORE L.P.
T.F. CAPITAL INVESTORS II OFFSHORE L.P.
STEPSTONE INTERNATIONAL INVESTORS III, L.P.
LATIN AMERICA OPPORTUNITIES L.P.
EUROPE ENTERPRISE III OFFSHORE L.P.
STEPSTONE NPS PE FUND, L.P.
STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS SCSP
PEGASUS MULTI-STRATEGY SERIES (A) LP
STEPSTONE TACTICAL GROWTH FUND II OFFSHORE HOLDINGS, L.P.
STEPSTONE CAPITAL PARTNERS IV EUROPE HOLDINGS SCSP
STEPSTONE JP OPPORTUNITIES FUND IA, L.P.
STEPSTONE KF PRIVATE EQUITY FUND II, L.P.
STEPSTONE BVK OPPORTUNITIES FUND SCSP
STEPSTONE SECONDARY OPPORTUNITIES FUND IV OFFSHORE HOLDINGS, L.P.
SIMA PRIVATE EQUITY 6 GMBH & CO. KG
2006 CO-INVESTMENT PORTFOLIO, L.P.
2007 CO-INVESTMENT PORTFOLIO, L.P.
2008 CO-INVESTMENT PORTFOLIO, L.P.
CAPITOL PRIVATE OPPORTUNITIES II (PARALLEL) LP
CAPITOL PRIVATE OPPORTUNITIES II LP
CAPITAL PRIVATE OPPORTUNITIES LP
CGR/PE, LLC
EUROPE ENTERPRISE II OFFSHORE, L.P.

EUROPE ENTERPRISE III OFFSHORE, L.P.
LEXINGTON C/RE, LLC
MASTERS IV CAYMAN HOLDINGS, L.P.
MEZZANINE CO-INVESTMENT PORTFOLIO, L.P.
NYSCRF PIONEER OPPORTUNITIES FUND A, L.P.
NYSCRF PIONEER PARTNERSHIP FUND B, L.P.
SILVERSTONE I, LLC
SILVERSTONE II, LLC - SERIES A
SILVERSTONE II, LLC - SERIES B
SILVERSTONE II, LLC - SERIES C
SILVERSTONE II, LLC - SERIES D
SILVERSTONE II, LLC - SERIES E
SILVERSTONE II, LLC - SERIES F
SILVERSTONE II, LLC - SERIES G
SILVERSTONE II, LLC - SERIES H
SILVERSTONE II, LLC - SERIES I
SILVERSTONE II, LLC - SERIES J
SILVERSTONE II, LLC - SERIES K (CLASS 1)
SILVERSTONE II, LLC - SERIES K (CLASS 2)
SILVERSTONE III, L.P.
STEPSTONE A OPPORTUNITIES FUND, L.P.
STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES A
STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES B
STEPSTONE AMP OPPORTUNITIES FUND, L.P.
STEPSTONE AMP OPPORTUNITIES FUND, L.P. - SERIES A
STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011
STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 1 2009
STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 2 2012
STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 1 2014
STEPSTONE ATLAS OPPORTUNITIES FUND II, L.P.
STEPSTONE ATLAS OPPORTUNITIES FUND LP
STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND, L.P.
STEPSTONE AZ SECONDARY OPPORTUNITIES FUND, L.P.
STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.
STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.
STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.
STEPSTONE CAPITAL PARTNERS III, L.P.
STEPSTONE CAPITAL PARTNERS IV OFFSHORE HOLDINGS, L.P.
STEPSTONE CC OPPORTUNITIES FUND, LLC
STEPSTONE CGC OPPORTUNITIES I, L.P.
STEPSTONE ENDURANCE L.P.
STEPSTONE EUROPEAN FUND SCS

SICAV-FIS - STEPSTONE CAPITAL PARTNERS III COMPARTMENT
STEPSTONE EUROPEAN FUND SCS
SICAV-FIS - STEPSTONE REAL ESTATE PARTNERS III COMPARTMENT
STEPSTONE FERRO OPPORTUNITIES FUND, L.P.
STEPSTONE FSS OPPORTUNITIES FUND, L.P.
STEPSTONE H OPPORTUNITIES FUND, L.P.
STEPSTONE INTERNATIONAL INVESTORS IV (DELAWARE), L.P.
STEPSTONE INTERNATIONAL INVESTORS IV (GUERNSEY), L.P.
STEPSTONE JP OPPORTUNITIES FUND II, L.P.
STEPSTONE JP OPPORTUNITIES FUND, L.P.
STEPSTONE K REAL ESTATE CO-INVESTMENT FUND, L.P.
STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.
STEPSTONE K STRATEGIC OPPORTUNITIES FUND III, L.P.
STEPSTONE K STRATEGIC OPPORTUNITIES FUND, L.P.
STEPSTONE KF PRIVATE EQUITY FUND, L.P.
STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.
STEPSTONE MASTERS V CAYMAN HOLDINGS, L.P.
STEPSTONE MASTERS V LP
STEPSTONE MEXICO I CO-INVESTMENT OPPORTUNITIES FUND, L.P.
STEPSTONE MEXICO I SPC
STEPSTONE NL OPPORTUNITIES FUND II, L.P.
STEPSTONE NL OPPORTUNITIES FUND, L.P.
STEPSTONE NPS PE FUND, L.P. - TRANCHE B
STEPSTONE OH SECONDARY OPPORTUNITIES FUND, L.P.
STEPSTONE P OPPORTUNITIES FUND, L.P.
STEPSTONE PHOENIX OPPORTUNITIES FUND, L.P.
STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND, L.P.
STEPSTONE PIONEER CAPITAL EUROPE II, L.P. INCORPORATED
STEPSTONE PIONEER CAPITAL EUROPE OPPORTUNITIES FUND I, L.P.
    INCORPORATED
STEPSTONE PIONEER CAPITAL EUROPE OPPORTUNITIES FUND IB, L.P.
    INCORPORATED
STEPSTONE PPL SECONDARY OPPORTUNITIES FUND, L.P.
STEPSTONE PRIVATE ACCESS PARTNERSHIP, L.P.
STEPSTONE PRIVATE EQUITY PARTNERS III CAYMAN HOLDINGS, L.P.
STEPSTONE PRIVATE EQUITY PARTNERS OFFSHORE II L.P.
STEPSTONE PRIVATE EQUITY PORTFOLIO L.P.
STEPSTONE REAL ESTATE PARTNERS III CAYMAN, LP
STEPSTONE REAL ESTATE PARTNERS III I OPPORTUNITIES FUND, L.P.
STEPSTONE REAL ESTATE PARTNERS III OFFSHORE, L.P.
STEPSTONE REAL ESTATE PARTNERS III TE, L.P.
STEPSTONE REAL ESTATE PARTNERS III, L.P.

STEPSTONE REAL ESTATE PARTNERS IV PARALLEL, L.P.
STEPSTONE REAL ESTATE PARTNERS IV, L.P.
STEPSTONE RIVAS PRIVATE EQUITY FUND, L.P.
STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.
STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.
STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.
STEPSTONE SECONDARY OPPORTUNITIES FUND, L.P.
STEPSTONE SEDCO EUROPEAN OPPORTUNITIES FUND, L.P.
STEPSTONE SEDCO U.S. OPPORTUNITIES FUND, L.P.
STEPSTONE TACTICAL GROWTH FUND II, L.P.
STEPSTONE TACTICAL GROWTH FUND OFFSHORE HOLDINGS, L.P.
STEPSTONE TACTICAL GROWTH FUND, L.P.
STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - SERIES A
STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - SERIES B
STEPSTONE XL OPPORTUNITIES FUND II-A, L.P.
STEPSTONE XL OPPORTUNITIES FUND, L.P.
TERRACE INVESTMENT HOLDINGS, LLC
STEPSTONE R CO-INVESTMENT PARTNERSHIP, L.P.
STEPSTONE C STRATEGIC CORE INFRASTRUCTURE PARTNERSHIP, L.P.
SUNSIRA INFRASTRUCTURE FUND, LLC
STEPSTONE G INFRASTRUCTURE OPPORTUNITIES, L.P.
STEPSTONE SCORPIO INFRASTRUCTURE OPPORTUNITIES FUND, L.P.
STEPSTONE KF INFRASTRUCTURE FUND II, L.P.
STEPSTONE K INFRASTRUCTURE OPPORTUNITIES FUND, L.P.
UK CANADIAN HYDRO HOLDCO A LIMITED
STEPSTONE KF INFRASTRUCTURE FUND, L.P.
STEPSTONE NLGI INFRASTRUCTURE OPPORTUNITIES FUND, L.P.
STEPSTONE NPS INFRASTRUCTURE FUND, L.P.
REAL ESTATE INTERNATIONAL PARTNERSHIP FUND I, L.P.
SRE CURATOR-TS, LP
SRE MAPLE DIRECT INVESTCO, LP
SRE MAPLE REIT INVESTCO, LP
REAL ESTATE DOMESTIC PARTNERSHIP FUND I, L.P.
REAL ESTATE GLOBAL PARTNERSHIP FUND II, L.P.
SRE CARE - INVESTCO, L.P.
SRE COLT DEVCO - INVESTCO, L.P.
SRE COLT OPCO - INVESTCO, L.P.
SRE CURATOR - INVESTCO, L.P.
SRE ENCORE - INVESTCO, L.P.
SRE FREYJA - INVESTCO, L.P.
SRE HASSO - INVESTCO, L.P.
SRE MAGNESIA - INVESTCO, L.P.

SRE PANTHER - INVESTCO, L.P.
SRE PRESERVATION - INVESTCO, L.P.
SRE RIPPLE - INVESTCO LP
SRE STERN DEBT - INVESTCO, L.P.
SRE STERN EQUITY - INVESTCO, L.P.
SREP III COLT OPCO REIT, LLC
SREP III FLIGHT - INVESTCO, L.P.
SUNSTONE REAL ESTATE, L.P.
BRIDGE VILLAGE LIMITED
STEPSTONE E OPPORTUNITIES FUND, L.P.
STEPSTONE E OFFSHORE OPPORTUNITIES FUND, L.P.
STEPSTONE M OPPORTUNITIES FUND, L.P.
STEPSTONE LMM OPPORTUNITIES FUND I, L.P. - SERIES A
STEPSTONE LMM OPPORTUNITIES FUND I, L.P. - SERIES B
MULTIBRAND SICAV-SIF - VALIDA PRIVATE EQUITY FUND
HEATHROW FOREST ASIA OPPORTUNITIES FUND, L.P.
STEPSTONE NPS PE FUND II, L.P.
LCIV INFRASTRUCTURE FUND
STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND, L.P.
STEPSTONE NPS INFRASTRUCTURE FUND II, L.P.
SWISS CAPITAL FPT PRIVATE DEBT FUND L.P.
SWISS CAPITAL GPIM PRIVATE DEBT FUND L.P.
SWISS CAPITAL HPS PRIVATE DEBT FUND L.P.
SC ACM PRIVATE DEBT FUND L.P.
SC CO-INVESTMENTS PRIVATE DEBT FUND L.P.
SC NXT CAPITAL PRIVATE DEBT FUND L.P.
SC ACA PRIVATE DEBT FUND L.P.
SWISS CAPITAL HYS PRIVATE DEBT FUND L.P.
SWISS CAPITAL KKR PRIVATE DEBT FUND L.P.
SWISS CAPITAL CAPITALA PRIVATE DEBT FUND L.P.
SC BTC PRIVATE DEBT FUND L.P.
SWISS CAPITAL KA PRIVATE DEBT FUND L.P.
SWISS CAPITAL TLCP PRIVATE DEBT FUND L.P.
SWISS CAPITAL DCM PRIVATE DEBT FUND L.P.
SWISS CAPITAL PD (OFFSHORE) FUNDS SPC
SC FPT PRIVATE DEBT OFFSHORE SP
SC NXT CAPITAL PRIVATE DEBT OFFSHORE SP
SC ACA PRIVATE DEBT OFFSHORE SP
SWISS CAPITAL CAPITALA PRIVATE DEBT OFFSHORE SP
SWISS CAPITAL BTC PRIVATE DEBT OFFSHORE SP
SWISS CAPITAL CO-INVESTMENTS PRIVATE DEBT OFFSHORE SP
SWISS CAPITAL HYS PRIVATE DEBT OFFSHORE SP

SWISS CAPITAL ASP PRIVATE DEBT OFFSHORE SP
SC ACM PRIVATE DEBT OFFSHORE SP
SWISS CAPITAL KA PRIVATE DEBT OFFSHORE SP
STEPSTONE PRIVATE DEBT SECONDARY FUNDS SPC
SC DCM SECONDARY SP
SWISS CAPITAL ALTERNATIVE STRATEGIES FUNDS SPC
SC ALTERNATIVE STRATEGY 1 SP
SC ALTERNATIVE STRATEGY 2 SP
SC ALTERNATIVE STRATEGY 3 SP
SC ALTERNATIVE STRATEGY 4 SP
SC ALTERNATIVE STRATEGY 5 SP
SC ALTERNATIVE STRATEGY 6 SP
SC ALTERNATIVE STRATEGY 7 SP
SC ALTERNATIVE STRATEGY 8 SP
SC ALTERNATIVE STRATEGY 9 SP
SC ALTERNATIVE STRATEGY 10 SP
SC ALTERNATIVE STRATEGY 11 SP
SC ALTERNATIVE STRATEGY 12 SP
SC ALTERNATIVE STRATEGY 13 SP
SC ALTERNATIVE STRATEGY 14 SP
STEPSTONE ADF OPPORTUNITIES FUND L.P.
SC CWMAA SENIOR CORPORATE LENDING L.P.
SENIOR CORPORATE LENDING ENHANCED I FUND L.P.
SCL XL I FUND L.P.
SSG NLGI PRIVATE DEBT FUNDS SPC
SSG NLGI EUROPEAN DIRECT LENDING SP
SSG ME PRIVATE DEBT FUND LP
SWISS CAPITAL BG OL PRIVATE DEBT FUND LP
SWISS CAPITAL ALTERNATIVE STRATEGIES FUNDS II SPC
SC ALTERNATIVE STRATEGY A SP
STEPSTONE REAL ESTATE PARTNERS IV EUROPE SCS
STEPSTONE SECONDARY OPPORTUNITIES FUND IV EUROPE HOLDINGS SCSP
SWISS CAPITAL PRO LOAN V PLC
SWISS CAPITAL PRO LOAN VII PLC
SWISS CAPITAL PRIVATE MARKETS FUNDS
LG INCOME FUND
SC LV PRIVATE DEBT FUND
SWISS CAPITAL PRIVATE MARKETS II FUNDS
AGON FUND
SENIOR CORPORATE LENDING FUND I
EUROPRIMA FUND
CWPS GLOBAL INFRASTRUCTURE FUND

SENIOR CORPORATE LENDING EUROPE FUND
SWISS CAPITAL CREDIT STRATEGIES ICAV
LG DIRECT LENDING PLATFORM FUND
SC LV PRIVATE DEBT PLATFORM FUND
SWISS CAPITAL CREDIT STRATEGIES II ICAV
3SC PRIDE FUND
SSG VALLUGA FUND
SWISS CAPITAL PRO COLOURS FUNDS PLC
SC NEW TARGETS FUNDS
SC TARGET D FUND
SC TARGET O FUND
OCEANIC GLOBAL INVESTMENT FUNDS PLC
PACIFIC OCEAN FUND
SWISS CAPITAL NON-TRADITIONAL FUNDS
SWISS CAPITAL PRO NON-TRADITIONAL FUNDS
SWISS CAPITAL PRO MATRIX FUND
SWISS CAPITAL PRO DISINTERMEDIATION I FUND
SWISS CAPITAL PRO UNICUM FUND
SWISS CAPITAL PRO SST FUND
SC PRIVATE DEBT FUND III L.P.
SWISS CAPITAL EUROPEAN PRIVATE DEBT FUNDS I (SICAV) SCSP
ACM EUROPEAN PRIVATE DEBT FUND
BLK EUROPEAN PRIVATE DEBT FUND
TKH EUROPEAN PRIVATE DEBT FUND
CO-INVESTMENT EUROPEAN PRIVATE DEBT FUND
APERA EUROPEAN PRIVATE DEBT FUND
CVC CP SSG EUROPEAN PRIVATE DEBT FUND
TEREF LUX I
HCM EUROPEAN PRIVATE DEBT FUND
BRIDGEPOINT EUROPEAN PRIVATE DEBT FUND
STEPSTONE TRADE FINANCE ICAV
STEPSTONE TRADE FINANCE FUND
SWISS CAPITAL CREDIT STRATEGIES III ICAV
PR PRIVATE DEBT FUND
SWISS CAPITAL PRIVATE MARKETS III
PR PRIVATE DEBT PLATFORM FUND
SSG CREDIT STRATEGIES IV ICAV
SSG GEN CREDIT FUND I
SSG CREDIT STRATEGIES V ICAV
SSG GEN CREDIT FUND II

885 Third Avenue, 17th Floor

New York, NY 10022

(812-15194)

_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

iCapital KKR Private Markets Fund, et al., filed an application on January 22, 2020 and amended it on May 13, 2021, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On June 24, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34317). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by iCapital KKR Private Markets Fund, et al. (File No. 812-15194) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary